INNOVATION
AND OPPORTUNITY

   

A HEART FOR LIFE

medicure

2005 ANNUAL REPORT

At Medicure we are driven by innovation and opportunity.

The opportunity before us has never been more clear, and our resolve never stronger. We are committed to being a leader in cardiovascular therapeutics, and we will achieve this through focused innovation.

IN THIS REPORT

Focused Innovation

MEDICURE IS FOCUSED ON DEVELOPING TARGETED THERAPEUTICS FOR CARDIOVASCULAR DISEASE.



Medicure was built on the promise of MC-1, and to this day the molecule has met and exceeded all of our expectations throughout its development. The scientists at Medicure are continuously learning more about the efficacy of MC-1, and evaluating its potential in a number of therapeutic areas. Consequently MC-1 is not only the focus of our drug development today, but also an integral part of Medicure's drug discovery for the future.

Drug discovery is embedded in the cultural DNA of Medicure. Since inception the focus of the Company's drug discovery program has been cardiovascular based therapeutics. Today Medicure's drug discovery has evolved into other synergistic therapeutic areas, such as cerebrovascular disease and metabolic function, but the underlying focus remains on cardiovascular disease.

Medicure's product pipeline reflects its commitment towards developing unique cardiovascular therapeutics. The Company is targeting its products towards areas of growing medical importance that are currently under serviced by existing pharmaceutical therapies.

PRODUCT	CLINICAL INDICATION	DISCOVERY	PRECLINICAL	PHASE 1	PHASE 2	PHASE 3
MC-1	CABG & ACS					
MC-4232	DIABETES/ HYPERTENSION					
MC-4262	METABOLIC SYNDROME/ HYPERTENSION					
MC-1	STROKE					
MC-45308	ANTITHROMBOTIC					
MC-5422	ANTI-ISCHEMIC					

DEAR FELLOW
SHAREHOLDERS:

THE OPPORTUNITY

Medicure was founded in 1997 with the vision of making a worldwide impact on the treatment of cardiovascular disease (CVD) by reducing related deaths and improving the quality of life for those who suffer from this disease. This vision was inspired by the tremendous need for novel therapeutics to help patients suffering from CVD, which affects over 70 million Americans and contributes to 38% of all deaths in the U.S. Each year in the U.S., CVD accounts for more deaths than HIV/AIDS, accidents, and all cancers combined. Despite this, the number of new products in development for CVD does not reflect an adequate response to the magnitude of the current problem. This point is illustrated by the fact that in each of the last two years, the FDA approved only one product for a cardiovascular indication. There is unquestionably a significant market opportunity to develop new therapeutics to address the problems of CVD. Along with all the employees at Medicure, I am committed to capturing this opportunity.

LOOKING BACK

Fiscal 2005 proved to be a productive year for Medicure and we are confident that our achievements this past year will position the Company for an exciting fiscal 2006. This confidence is a reflection of the advancements made with our two clinical drug candidates, MC-1 and MC-4232.

During fiscal 2005 our clinical development programs were operating at full capacity, as we made significant progress in our Phase II trials. The MEND-CABG Phase II/III study was initiated in fiscal 2004, with the majority of patient enrollment occurring during the past fiscal year. This study is evaluating the cardioprotective effects of Medicure's lead product, MC-1, in 900 patients undergoing coronary artery bypass graft (CABG) surgery. The MEND-CABG study is an important component in the development of MC-1 as a cardioprotective drug for the treatment of ischemic reperfusion injury associated with bypass surgery. As you will see in the subsequent pages, both bypass surgery and acute coronary syndrome represent significant medical and market opportunities for Medicure.

We initiated a second Phase II trial, the MATCHED study, in fiscal 2005 with our lead combination product MC-4232, a combination of MC-1 and an ACE inhibitor. The MATCHED study is investigating MC-4232's effect on metabolic function and blood pressure in approximately 120 patients with coexisting diabetes and hypertension. Medicure's combination strategy draws on the potential synergies between the cardioprotective effects of MC-1 and the established benefits of currently marketed cardiovascular therapeutics. MC-4232 is the first product in what promises to be a growing combination product portfolio for Medicure.

We are pleased to have completed enrollment in both Phase II trials, and are confident that this achievement will translate into major clinical announcements in the coming months. Furthermore we will build on the data and experiences of these trials as we develop our clinical plans for fiscal 2006.

Although the focus of our clinical development program in fiscal 2005 was directed towards our Phase II trials, we maintained our commitment to discovering new CVD treatments and expanding Medicure's product pipeline. The discovery of MC-45308, our lead molecule from the antithrombotic program, is one of the most important drug discoveries for Medicure since MC-1. Positive preclinical results on this molecule were presented at the Society of Thrombosis and Haemostasis meeting in Germany. The preclinical results verified MC-45308's novel mechanism of action, and significant potential for future clinical research. The antithrombotic program reinforces Medicure's commitment to focused innovation in the cardiovascular market.

Our cardiovascular portfolio has been further strengthened by the addition of a novel cholesterol lowering platform acquired from the University of Manitoba and the University of Ottawa Heart Institute. The focus of this technology is on an emerging lipid target known as very low density lipoproteins or VLDL. This cholesterol lowering platform is an excellent compliment to our growing cardiovascular product portfolio, and positions Medicure as a future competitor in the lucrative cholesterol market.

LOOKING AHEAD

Fiscal 2005 was a year comprised of hard work and preparation for what we anticipate will be the most eventful year for Medicure since our inception. We believe that the MEND-CABG and MATCHED results will demonstrate the significant therapeutic effects of MC-1 and MC-4232, thereby providing the necessary evidence to accelerate the development of both products. Looking ahead I can confidently say that the opportunities before us have never been more clear, and our ability to capitalize on them never stronger. We have assembled a world class team of directors, executives, and scientists that will ensure we maintain our clinical momentum and seize the opportunities presented to us.

On behalf of the Board of Directors, I want to thank all our investors for the continued support of Medicure. I would also like to thank our team of committed employees for their tireless efforts towards the success of Medicure. We are all committed to the success of this company, and look forward to the rewards the future holds.

Yours sincerely,

Albert D. Friesen, PhD
Chairman, President & Chief Executive Officer



BYPASS SURGERY



BYPASS SURGERY IS ONE OF THE 10 MOST COMMON SURGERIES PERFORMED IN THE UNITED STATES EVERY YEAR.

Up to 18% of patients undergoing coronary artery bypass graft surgery suffer an acute myocardial infarction (heart attack), stroke, or die within 30 days of their surgery. Medicure is committed to discovering and developing novel therapeutics to decrease the mortality and morbidity rates associated with this common surgery.

Bypass Surgery

THE NUMBER OF HIGH RISK BYPASS SURGERIES IS INCREASING DUE TO THE AGING POPULATION.



THE MEDICAL NEED

Coronary artery disease is a condition where the arteries that feed blood to the heart become hardened and narrowed. Blood flow to the heart is reduced as the plaque narrows the coronary arteries, which in turn decreases the oxygen supply to the heart. Coronary artery bypass graft (CABG) surgery is a medical procedure that reroutes blood around clogged arteries to improve the blood and oxygen supply to the heart. Bypass surgery is generally reserved for patients with advanced coronary artery disease. While bypass surgery potentially offers these patients longer survival and a better quality of life, patients still experience a significant amount of ischemic reperfusion injury during the procedure. Ischemic reperfusion injury occurs when blood flow is restored to the heart after bypass surgery resulting in further ischemic damage. The consequences of ischemic reperfusion injury after bypass surgery can be very serious, including acute myocardial infarction, stroke, and even death.



THE OPPORTUNITY

The treatment of cardiovascular disease is the largest pharmaceutical market in the United States. The vast majority of this market is comprised of preventative therapies used to control coronary artery disease and prevent an ischemic event. Once an ischemic event occurs, treatment options become limited and often coronary interventions with angioplasty or bypass surgery become necessary. Medicure is committed to the discovery and development of drugs that can improve patient outcomes after coronary interventions.

"Treating patients with advanced coronary artery disease is one of the most daunting challenges facing cardiologists today. Bypass surgery is frequently used to treat these patients, and represents one of our more effective therapeutic options in the treatment of advanced coronary artery disease. The problem is that although bypass surgery improves most patients' cardiac function and quality of life, there remains a significant risk associated with the surgery. We as physicians/surgeons are always looking for ways to reduce the risk in the days and weeks following bypass surgery, and there is currently no product available to accomplish this."

Jean-Claude Tardif, MD, FRCPC, FACC
Principal Investigator, MEND-CABG study
Director, MHI Research Centre
CIHR Research Chair in Atherosclerosis, Montreal Heart Institute

ACUTE CORONARY SYNDROME



THE HOSPITAL ADMISSION RATE IN THE UNITED STATES FOR PATIENTS SUFFERING AN ACUTE CORONARY SYNDROME EVENT EXCEEDS 1.5 MILLION ANNUALLY.

Over 20% of patients die within 6 months of an acute coronary syndrome event. Medicure is focused on developing effective cardiovascular therapeutics that could be used in acute settings to reduce the morbidity associated with acute coronary syndrome events.



Acute Coronary Syndrome

ACUTE CORONARY SYNDROME EVENTS ARE THE NUMBER ONE REASON FOR ADULT HOSPITAL ADMISSIONS IN THE UNITED STATES.

THE MEDICAL NEED

Acute Coronary Syndrome (ACS) refers to a spectrum of symptoms, which range from unstable angina (severe chest pain) to non-ST elevated myocardial infarction (heart attack). The underlying cause of these symptoms is myocardial ischemia, resulting from the blockage of a coronary artery. ACS is a life-threatening condition requiring immediate treatment. The ischemia associated with ACS leads to permanent damage of heart cells and muscle, leaving these patients at an increased risk for a subsequent fatal cardiovascular event. There is a need for a product that could be administered in the minutes or hours after an ACS event to protect heart cells from further ischemic damage.

ACS EVENT RATES AFTER SIX MONTHS

N = 12,665

PATIENTS (%)
0
5
10
15
20
25
30
35
40
45
Stroke
Urgent readmission for a cardiac event
Death
Unstable Angina
Non-ST Elevated Myocardial Infarction
Combined Total

Global Registry of Acute Coronary Events (GRACE)

THE OPPORTUNITY

There have been tremendous advancements in cardiovascular therapeutics, yet the mortality rate for the majority of ACS patients has not improved. Therefore there is significant medical need and market potential for a targeted therapeutic that is well tolerated and can be used in acute settings to protect the heart from ischemic injury and reduce infarct size. Medicure's lead product, MC-1, is a cardioprotective drug being developed as a treatment to reduce cardiovascular events associated with ischemic injury in patients experiencing ACS.

"Despite the many advances in the development of devices and drugs to treat patients with coronary atherosclerosis, such as drug-eluting stents, oral antiplatelet therapies and statins, cardiovascular disease remains one of the world's leading causes of death and disability. One particular area with a great unmet medical need is that of cardioprotection in the setting of acute myocardial ischemia."

Robert A. Harrington, MD, FACC, FSCAI
Professor of Medicine, Duke University Medical Center
Director, Cardiovascular Clinical Trials
Duke Clinical Research Institute

OUR SOLUTION: MC-1

MC-1 is a naturally occurring small molecule that reduces the amount of damage to the heart following ischemia and/or ischemic reperfusion injury. Studies with MC-1 suggest that it does this by protecting cardiomyocytes (heart muscle cells). Since cardiomyocytes are essential for normal heart function and do not regenerate themselves following an ischemic event, their preservation is key to minimizing ischemic damage and maintaining proper heart function.

ISCHEMIC / ISCHEMIC REPERFUSION INJURY TO THE UNTREATED HEART

ISCHEMIC / ISCHEMIC REPERFUSION INJURY TO THE MC-1 TREATED HEART





Plaque within the coronary artery leads to partial/total blockage of bloodflow.

Insufficient blood supply, as a result of an ischemic / ischemic reperfusion event, leads to a large area of infarction and dead myocardial tissue.

MC-1 protects myocardial cells during an ischemic / ischemic reperfusion event, thereby limiting infarct size, minimizing myocardial tissue damage, and improving overall heart function.

For illustration purposes only

MC-1

MC-1 HAS SHOWN A BROAD RANGE OF POTENTIAL CARDIOVASCULAR APPLICATIONS.


MC-1
250 mg
100 Tablets
medicure

CLINICAL PROGRAM

MC-1's cardioprotective potential has been verified throughout its preclinical and clinical development. The Phase II MEND-1 study demonstrated MC-1's ability to reduce infarct size in patients undergoing angioplasty. The positive data from MEND-1 was the impetus for a second larger study in patients undergoing bypass surgery. The Phase II/III MEND-CABG study will assess MC-1's ability to reduce a composite endpoint of acute myocardial infarction, stroke, and death in high risk coronary artery disease patients undergoing bypass surgery. This study is an important clinical step towards the registration of MC-1 in the treatment of bypass surgery and ACS.

SAFETY PROFILE

MC-1 is a naturally occurring small molecule that has demonstrated an exceptional safety profile in all human studies to date. In the MEND-1 trial, MC-1 was added to the patients existing drug regimen, and displayed no drug to drug interactions. The drug interaction profile for MC-1 is especially important considering that Medicure is developing MC-1 as an adjunctive therapy to existing treatment regimens.



MARKET POTENTIAL

The combined incidence of bypass surgery and ACS in the United States every year exceeds 2 million. Currently there are no cardioprotective drugs in the market that target bypass surgery and ACS. Therefore MC-1 has potential to represent a 'first in class' molecule, providing a significant opportunity for early market penetration.

D I A B E T E S & H Y P E R T E N S I O N



OVER 20 MILLION AMERICANS HAVE DIABETES AND ANOTHER 60 MILLION HAVE HYPERTENSION. THESE CHRONIC DISEASES INCREASINGLY COEXIST IN OUR AGING POPULATION.

There is increasing evidence that aggressive treatment of hypertension, blood sugars, and lipids can lessen the burden of cardiovascular disease in patients with diabetes. Medicure is developing combination products that could target the multiple risk factors facing patients with diabetes.



DIABETES & HYPERTENSION

ADULTS WITH DIABETES HAVE HEART DISEASE RATES APPROXIMATELY 2 TO 3 TIMES HIGHER THAN ADULTS WITHOUT DIABETES.

THE MEDICAL NEED

There are greater than 20 million Americans with diabetes and approximately three quarters of them have coexisting hypertension. The treatment of coexisting diabetes and hypertension presents a considerable challenge to the medical community because of the compounding effects of these diseases. These patients often have a number of metabolic risk factors in addition to their elevated blood pressure.

"Treating patients with diabetes and hypertension is like trying to catch multiple moving targets. Whether it is serum glucose, blood pressure, lipid levels, or glycated hemoglobin, once one risk factor is under control, another falls out of control, and unfortunately this seems to be an ongoing cycle for these patients."

Yves Lacourcière, MD, FRCP, FACP
Principal Investigator, MATCHED study
Professor of Medicine, Laval University
Director of Hypertension Research Unit Centre Hospitalier de l'Université Laval

THE OPPORTUNITY

Cardiovascular disease is the number one cause of death for patients with diabetes. Patients with coexisting hypertension and diabetes are at even greater risk for a serious cardiovascular event. These patients represent an ideal patient population for Medicure's first combination product, MC-4232. This combination product combines the cardioprotective benefit of MC-1 with an ACE inhibitor.

"Many of the drugs taken by diabetics are targeted towards either metabolic function or cardiovascular disease, but their effects have limited overlap between the two diseases. Therefore a drug that could mitigate cardiovascular risk while also effecting metabolic function, would confer significant benefit to patients with coexisting diabetes and hypertension. Furthermore, the market opportunity for such a drug would be significant, considering there are very few drugs currently available that successfully target both cardiovascular and metabolic disease."

Yves Lacourcière, MD, FRCP, FACP
Principal Investigator, MATCHED study
Professor of Medicine, Laval University
Director of Hypertension Research Unit Centre Hospitalier de l'Université Laval

O U R   S O L U T I O N :   M C - 4 2 3 2

MEDICURE'S COMBINATION STRATEGY

Medicure's combination strategy builds on the strengths of MC-1, by combining it with
proven cardiovascular drugs to target emerging cardiovascular opportunities. MC-1's verified
cardioprotective effects make it an ideal candidate to be combined with other currently
marketed cardiovascular drugs. Recent studies have demonstrated that MC-1's efficacy may go
beyond cardioprotection and also target certain metabolic disorders. Preclinical and clinical
results have shown promise for MC-1 in the treatment of elevated glycated hemoglobin
(HbA1c), triglycerides, and blood pressure. Medicure's first combination product is MC-4232, a
drug that combines the cardioprotective benefit of MC-1 with an ACE inhibitor,
for the treatment of patients with coexisting diabetes and hypertension.

CLINICAL PROGRAM

Based on positive preclinical and clinical studies, Medicure
has embarked on a larger Phase II trial with MC-4232. The
Phase II MATCHED study is evaluating the metabolic function
and blood pressure effects of MC-4232 in approximately
120 patients with coexisting diabetes and hypertension. The
MATCHED study will provide direction for a Phase III study
of this promising combination product.

MEDICAL PROBLEMS	POTENTIAL BENEFITS OF MC-4232
High blood sugars (hyperglycemia)	Blood sugar/Glucose control
High blood pressure	Blood pressure control
Increased risk of heart attacks/stroke	Cardioprotective properties
Extensive tissue damage	Reduced tissue damage
Poor medication compliance	Combo therapy in one drug
Lipid abnormalities	Triglyceride lowering

OUR FUTURE SOLUTIONS

DRUG DISCOVERY IS EMBEDDED IN THE DNA OF MEDICURE.

ANTI-ISCHEMIC PROGRAM

Medicure's anti-ischemic program is focused on the development of second generation anti-ischemics to compliment Medicure's lead product, MC-1. Utilizing the MC-1 scaffold, Medicure's research team has uncovered several promising second generation products, including MC-5422, a leading preclinical candidate. The expansion of Medicure's anti-ischemic portfolio, provides the Company greater flexibility for managing the product life cycle of MC-1.

Medicure has an outstanding team of scientists that excel in the areas of medicinal chemistry and physiology. Through this team's dedication and hard work, Medicure maintains a robust medicine cabinet of new chemical entities.

COMPARATIVE BIOCHEMICAL AND PHARMACOLOGIC PROFILE OF CURRENTLY DEVELOPED ANTITHROMBOTIC DRUGS

ANTITHROMBOTIC MECHANISM / AGENT	ANTITHROMBIN /ANTI-XA EFFECTS	PROTEASE GENERATION INHIBITION	ANTIPLATELET EFFECTS
Anticoagulant			
Direct Thrombin Inhibitors	+/–	+	–
Pentasaccharide	–/+	+	–
LMW Heparin	+/+	+	–
Antiplatelet			
GP IIb/IIIa Inhibitors	–/–	–	+
ADP Inhibitors	–/–	–	+
COX Inhibitors (ASA)	–/–	–	+
Dual Action Antithrombotic			
MC-45308	+/+	+	+

("+" is effect/ "–" is no effect)   Source: J. Fareed, Loyola University Med Centre

ANTITHROMBOTIC PROGRAM

Medicure's antithrombotic program made significant progress in fiscal 2005. The announcement of positive preclinical results for Medicure's lead antithrombotic MC-45308, propelled Medicure's research team to the forefront of antithrombotic research. Evidence of this came when MC-45308's preclinical results were accepted for oral presentation at the annual meeting of the Society of Thrombosis and Haemostasis in Mannheim, Germany. MC-45308's unique mechanism of action includes simultaneous antiplatelet and anticoagulant effects. This dual effect is unique to MC-45308, and lend to the product's potential in the treatment of both venous and arterial thrombosis.

"The clinical potential for a drug like MC-45308 is momentous. We are impressed by the preclinical profile of MC-45308 and project that its dual mechanism of action could represent a major breakthrough in the prevention and treatment of thrombosis and cardiovascular disorders."

Jawed Fareed, PhD
Professor of Pathology & Pharmacology
Director, Hemostasis and Thrombosis Research Unit
Loyola University Medical Center

13

MANAGEMENT'S DISCUSSION AND ANALYSIS & FINANCIAL STATEMENTS

2005 ANNUAL REPORT

MANAGEMENT'S DISCUSSION AND ANALYSIS

AUGUST 19, 2005



The following discussion and analysis should be read in conjunction with the audited consolidated financial statements and related notes included herein that are prepared in accordance with Canadian generally accepted accounting principles. Except as described in note 9, the measurement principles conform in all material respects with generally accepted accounting principles in the United States. All amounts are expressed in Canadian dollars unless otherwise noted. Annual references are to the Company's fiscal years, which end on May 31.

OVERVIEW

Medicure Inc. (the "Company") is focused on the discovery and development of therapeutics for various large-market, unmet cardiovascular needs. The Company's research and development program is currently focused on the clinical development of the Company's lead clinical products, MC-1 and MC-4232, and the discovery and development of other drug candidates.

The following table summarizes our clinical product candidates, their therapeutic focus and their stage of development.

MC-1 is a natural compound that is being developed as a treatment to reduce injury from blockages of blood to the heart (i.e. myocardial ischemia, associated with heart attacks, angina and arrhythmia) and the brain (i.e. ischemic stroke) and to prevent injury from ischemic reperfusion injury. Ischemic reperfusion injury occurs when blood flow to an organ is suddenly resumed following a stoppage, as occurs during medical procedures such as heart surgery. The results from a Phase II clinical trial, MEND-1, showed that MC-1 reduces ischemic heart damage following angioplasty. The results demonstrated the cardioprotective effects and safety of MC-1 in high-risk patients undergoing angioplasty. Ischemia and ischemic reperfusion injury remain a major inadequately treated area of cardiovascular medicine.

The Company's second product candidate, MC-4232, is a unique combination drug for the treatment of diabetic patients with hypertension. The coexisting conditions of diabetes and hypertension present a major increase in risk of cardiovascular complications, including coronary artery disease, peripheral artery disease, retinopathy, nephropathy and stroke. MC-4232 is a novel combination product that combines MC-1's cardioprotective properties with an ACE inhibitor, the most common form of hypertensive therapy.

The Company recently initiated the development program for its second combination product, MC-4262, a drug combining MC-1 and an Angiotensin Receptor Blocker (ARB), one of the world's ten largest pharmaceutical drug classes by revenue. The patented new product, is being developed for use in the treatment of hypertension in patients whose condition is complicated with metabolic syndrome resulting in increased cardiovascular risk.

Metabolic syndrome is a cluster of disorders that include obesity, high blood pressure, elevated blood sugar and hyperlipidemia. The American Heart Association estimates that approximately one-quarter of adults in the United States, close to 50 million people, have this condition.

In parallel to the development of these clinical candidates, the Company has focused on designing and developing novel therapeutics to offer improved

TABLE 1

PRODUCT CANDIDATE	THERAPEUTIC FOCUS	STAGE OF DEVELOPMENT
MC-1	Coronary Artery Bypass Graft Surgery	Phase II/III clinical trial ongoing
MC-1	Angioplasty	Phase II complete
MC-1	Stroke	Phase I complete
MC-4232	Diabetes/Hypertension	Phase II trial ongoing
MC-4262	Metabolic Syndrome/Hypertension	Phase I complete

treatment for cardiovascular and cerebrovascular diseases through its drug discovery program. Its objective is to discover and in-license new drug candidates for advancement into clinical development and commercialization. The Company's drug discovery program is utilizing a unique natural product template with a promising safety profile for the design and synthesis of effective therapeutics. The Company has already produced several groups of candidate compounds and plans to build a pipeline of additional preclinical products over the next several years. Some of the Company's new compounds have shown positive effects in *in vitro* and *in vivo* efficacy studies and are being studied further to evaluate their commercial potential.

CRITICAL ACCOUNTING ESTIMATES AND CHANGES IN ACCOUNTING POLICIES

The Company's consolidated financial statements are prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP"). A reconciliation of material measurement differences to generally accepted accounting principles in the United States ("US GAAP") is presented in note 9 to the audited consolidated financial statements for the year ended May 31, 2005. These accounting principles require us to make certain estimates and assumptions. Management believes that the estimates and assumptions upon which the Company relies are reasonable based upon information available at the time these estimates and assumptions are made. Actual results could differ from these estimates. Areas of significant estimates include research and development, the assessment of net recoverable value of patents, refundable investment tax credits and stock-based compensation.

Research and development costs

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. The Company assesses whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred to date.

Patents

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or its economic life, if shorter. The cost of servicing the Company's patents is expensed as incurred. On a regular basis, management reviews the valuation of patents taking into consideration any events and circumstances which may impair their recoverable value including expected cash flows, the

potential benefit the Company expects to derive from the costs incurred to date and the ongoing development plans. Management has reviewed the carrying value of its patents using this amended guidance, and no adjustment was made to the capitalized patent costs.

Refundable investment tax credits

The Company incurs research and development expenditures, which are eligible for refundable investment tax credits. The investment tax credits are based on management's estimates of amounts to be recovered.   As the investment tax credits are subject to audit by the taxation authorities, the actual amounts received may vary materially from the estimate recognized.

Stock-based compensation

The Company adopted the fair value method of accounting for all employee stock-based compensation in the fourth quarter of fiscal 2004 pursuant to the amended recommendations of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company had previously adopted the recommendations, as required, for awards granted under its stock option plan to non-employees effective June 1, 2002. The stock-based compensation recorded by the Company is a critical accounting estimate because of the value of compensation recorded, the volume of the Company's stock option activity, and the many assumptions that are required to be made to calculate the compensation expense. The amended recommendations of CICA Handbook Section 3870 provide that a company may apply the rules on a prospective basis or a retroactive basis and that a company may choose to voluntarily adopt the amended recommendations in fiscal 2004 rather than on the required adoption date for the Company of June 1, 2004.

As permitted, the Company has applied a fair value based method to expense employee, management or directors stock options awarded since June 1, 2003. The Company accounts for stock options granted to non-employees on or after June 1, 2002 using the fair value method.

Compensation expense is recorded for stock options issued to employees and non-employees using the fair value method. The Company must calculate the fair value of stock options issued and amortize the fair value to stock compensation expense over the vesting period, and adjust the amortization for stock option forfeitures and cancellations. The Company uses the Black-Scholes model to calculate the fair value of stock options issued which requires that certain assumptions including the expected life of the option and expected volatility of the stock be estimated at the time that the options are issued. The Company amortizes the fair value using the accelerated method over the vesting period of the options, generally a period of three years. The factors included in the Black-Scholes model are reasonably likely to change from period to period due to changes in the Company's stock price and external factors, as further stock options are issued and as adjustments are made to previous calculations for unvested stock option forfeitures and cancellations.

The Black-Scholes model is not the only permitted model to calculate the fair value of stock options issued pursuant to Handbook Section 3870. A different model, such as the binomial model, as well as any changes to the assumptions made may result in a different stock compensation expense calculation. The Company recorded stock compensation expense in fiscal 2005 of $504,878.

SELECTED FINANCIAL INFORMATION

The following is selected financial information about the Company, for its 2005, 2004 and 2003 fiscal years:

(IN THOUSANDS OF CDN$ EXCEPT PER SHARE DATA)	2005	2004	2003
Revenue	459	445	241
Research and development expenses	(13,564)	(4,435)	(3,118)
Investment tax credits	553	-	-
General and administrative expenses	(2,256)	(1,958)	(1,284)
Amortization	(58)	(41)	(33)
Loss for the year	(14,866)	(5,989)	(4,194)
Loss per share	(0.22)	(0.11)	(0.11)
Total assets	10,073	22,385	5,296
Total liabilities	2,733	817	354
Deficit	(33,520)	(18,655)	(12,665)
Total capital stock and contributed surplus	40,861	40,223	17,607

QUARTERLY FINANCIAL INFORMATION FOR 2005 AND 2004

It is important to note that historical patterns of expenditures cannot be taken as an indication of future expenditures. The amount and timing of expenditures and therefore liquidity and capital resources vary substantially from period to period depending on the preclinical and clinical studies being undertaken at any one time and the availability of funding from investors and prospective commercial partners.

The following is quarterly financial information about the Company, for its years ended May 31, 2005 and May 31, 2004:

(IN THOUSANDS OF CDN$ EXCEPT PER SHARE DATA)	MAY 31, 2005	FEB. 28, 2005	NOV. 30, 2005	AUG. 31, 2004
Revenue	114	214	24	107
Net loss	(4,804)	(3,820)	(3,627)	(2,615)
Loss per share	(0.07)	(0.06)	(0.05)	(0.04)

	MAY 31, 2004	FEB. 29, 2004	NOV. 30, 2004	AUG. 31, 2003
Revenue	128	163	80	74
Net loss	(2,067)	(1,531)	(1,284)	(1,107)
Loss per share	(0.03)	(0.02)	(0.03)	(0.02)

The Company's increasing quarterly loss over the past two years relates primarily to the advancement of the two phase II clinical trials. The increasing quarterly losses in fiscal 2005 are mainly due to the increase in the number of clinical sites initiated in these trials and the associated increase in the number of patients enrolled. The operations of the Company are not subject to any material seasonality or cyclicality factors.

As highlighted above, the Company adopted the fair value method of accounting for all employee stock-based compensation in the fourth quarter of fiscal 2004 pursuant to the amended recommendations of the CICA Handbook Section 3870, Stock-based Compensation and Other Stock-based Payments. The Company retroactively restated the financial results of the previously reported quarterly financial information to reflect the adoption of these new standards. The impact on the financial results for the three month periods ended August 31, 2003, November 30, 2003 and February 29, 2004 was to increase the previously reported loss for the period by $8,000, $37,000 and $64,000, respectively.

FOURTH QUARTER

The increased loss in the fourth quarter of fiscal 2005 as compared to the third quarter of fiscal 2005, is mainly driven by the acceleration in clinical development activities of the Company. Development costs increased as expected due to higher enrollment rates in the MEND-CABG and MATCHED clinical trials in the fourth quarter of fiscal 2005 as compared to the third quarter of fiscal 2005.

RESULTS OF OPERATIONS

Year Ended May 31, 2005 as Compared to Year Ended May 31, 2004

Research and Development

The Company is a development stage enterprise that dedicates the majority of its cash resources to research and development activities. Research and development expenditures include costs associated with the Company's clinical development and preclinical programs including salaries, research centre costs and monitoring costs. The Company expenses all research and development costs. Prepaid research and development costs are deferred, and represent advance payments under contractual arrangements for clinical activity outsourced to research centers.

The changes in research and development expenditures for the fiscal years ended May 31, 2005 and May 31, 2004 are reflected in the following table:

YEAR ENDED (IN THOUSANDS OF CDN$)	2005	2004	INCREASE (DECREASE)
Clinical trial programs	11,591	2,629	8,962
Preclinical programs	1,845	1,751	94
Other research and development costs	128	55	73
Total research and development expenditures	13,564	4,435	9,129

Research and development expenditures represent 89% of the Company's total expenditures during fiscal 2005. As expected, research and development expenditures were higher as compared to the same periods in fiscal 2004 due to the ongoing Phase II/III Coronary Artery Bypass Graft (CABG) trial attributed to MC-1, called MEND-CABG and the Phase II MATCHED study with MC-4232.

Clinical Trial Programs

As a development stage company moves products towards commercialization, the investment in clinical development of these products increases significantly. The investment associated with phase III clinical trials is generally substantially greater than that for phase II trials. This results from the increased numbers of clinical sites and patients that are required for phase III trials. The investment in the two phase II clinical trials is expensed for accounting purposes and is the key driver of the Company's increased losses, which are a direct result of advancing programs forward.

MC-1 MEND-CABG Study

The Company's 900 patient, MEND-CABG trial reached full enrollment in July 2005. The MEND-CABG study is a Phase II/III placebo controlled, double-blinded study of MC-1, designed to evaluate the potential of the Company's lead drug in reducing ischemic damage resulting from CABG procedures. The Phase II portion of

the trial is being conducted at 42 cardiac centres throughout Canada and the US and is managed by Montreal Heart Institute and Duke Clinical Research Institute (DCRI). The study's primary efficacy parameter is the reduction in combined incidence of cardiovascular and cerebrovascular death, non-fatal myocardial infarction (heart attack) and non-fatal cerebral infarction (stroke), up to and including 30 days (POD 30) following CABG surgery. For the year ended May 31, 2005, total expenditures for the MEND-CABG trial were $8,788,000 as compared to $1,352,000 in fiscal 2004. The costs increased in direct relation to the increase in the number of clinical sites initiated in the study and the associated increase in the number of patients enrolled.

The Company will compile and analyze all efficacy and safety endpoints up to POD 30, and plans on reporting these results in the fall of 2005. The secondary endpoint of postoperative day 90 (POD 90) will follow shortly thereafter.

The initiation of the MEND-CABG trial was based on the Phase II, MEND-1 trial, managed by Duke Clinical Research Institute, which showed that the Company's lead product, MC-1, reduces ischemic heart damage following angioplasty as determined by the release of the amount of the cardiac enzyme, CK-MB. The trial enrolled a total of 60 high-risk patients undergoing percutaneous coronary intervention (PCI), and was conducted at four medical centres in Canada and the USA.

MC-4232 MATCHED Study

The increase in research and development expenditures was also due to the clinical development program of MC-4232, a combination of MC-1 and an ACE inhibitor. As part of the Phase II/III clinical development program of MC-4232, the Company is conducting the Phase II MATCHED study. The MATCHED study will evaluate MC-1 alone and in combination with an ACE inhibitor encompassing approximately 120 patients with coexisting diabetes and hypertension. This study will assess effects on a variety of important parameters in diabetic hypertensive patients, including blood pressure and metabolic function. For the year ended May 31, 2005, total expenditures for the MATCHED trial were $1,731,000 as compared to $12,000 in fiscal 2004.

The MATCHED study has been completed, with data analysis and collection ongoing and results expected in late summer 2005.

Preclinical Programs

The objective of the Company's drug discovery program is to develop new chemical entities with commercial potential to meet unmet cardiovascular and cerebrovascular market needs. Novel compounds produced by the medicinal chemistry program have advanced to preclinical studies to evaluate their potential for human cardiovascular disease. Promising compounds are advanced into further preclinical development towards commercialization and also provide a platform for developing an expanded library of related compounds.

One approach being undertaken is the design and synthesis of modified MC-1 mimetics to address ischemic and reperfusion injury. The Company's library of novel anti-ischemics includes MC-5422, a novel agent that has displayed significant capabilities of reducing damage from ischemic reperfusion. At the same time as the Company's other anti-ischemics are being screened to evaluate their biological effect, the Company continues preclinical studies of MC-5422 with a view to future clinical testing.

The antithrombotic program focuses on the design of compounds to reduce platelet activation, adhesion and aggregation. Preliminary results have shown significant potential for the lead drug candidate in this program, MC-45308, in preventing blood clots. The compound has shown a unique property that demonstrates simultaneous antiplatelet and anticoagulant effects, which could be beneficial in the management strategy of cardiovascular diseases such as Myocardial Infarction (MI), stroke, Pulmonary Emboli (PE) and Peripheral Arterial Disease (PAD). In February 2005, the Company announced positive results from preclinical studies involving MC-45308. The studies, which were conducted as part of a collaboration with Dr. Jawed Fareed, PhD, Professor, Departments of Pathology and Pharmacology, Loyola University Chicago Stritch School of Medicine, Maywood, Ill., examined the anticoagulant and antiplatelet activities of MC-45308 in both *in vitro* and *in vivo* experiments. Additional experiments to confirm these results and further evaluate MC-45308's effects are currently underway in Dr. Fareed's laboratory.

Research and development expenses are expected to decrease in fiscal 2006 as compared to fiscal 2005. This decrease in expenditures is expected to result from reduced clinical activity in the first half of fiscal 2006, as the Company anticipates that the majority of the remaining costs for the MEND-CABG and MATCHED studies will be incurred in the first quarter of fiscal 2006. Should either of these studies be successful, the Company plans on initiating one or more Phase III trials in the second half of fiscal 2006. These are large-scale studies of patients with the targeted diseases, and could cost substantially more than the Phase II trials.

INVESTMENT TAX CREDITS

As we are a public company, the federal investment tax credits ("ITCs") for qualified Scientific Research and Experimental Development ("SR&ED") expenditures are not refundable and are calculated at a rate of 20%. These ITCs can be applied to reduce future income taxes payable with a ten-year carry forward period. Certain eligible SR&ED expenditures incurred in Quebec qualify for Quebec refundable tax credits and are earned on payments made in Quebec for SR&ED labour, SR&ED contracts and to prescribed research centres.

YEAR ENDED (IN THOUSANDS OF CDN$)	2005	2004	INCREASE (DECREASE)
Investment tax credits	553	-	553

The recording of refundable ITCs is a result of research and development spending in Quebec, which are eligible for refundable tax credits. The majority of the qualifying expenditures related to the MEND-CABG study. The refundable ITCs recorded are based on management's estimate of amounts expected to be recovered and are subject to audit by taxation authorities. These amounts have been recorded as a recovery in expenses in the statement of operations.

GENERAL AND ADMINISTRATION

General and administrative expenses include salaries and related costs for those employees not directly involved in research and development, however they are required to support ongoing business development and corporate stewardship activities. The balance also includes professional fees such as legal, audit, investor and public relations and business development activities.

The changes in general and administrative expenditures for the fiscal years ended May 31, 2005 and May 31, 2004 are reflected in the following table:

YEAR ENDED (IN THOUSANDS OF CDN$)	2005	2004	INCREASE (DECREASE)
General and administrative expenditures	2,256	1,958	298

The overall increase in costs during the fiscal year ended May 31, 2005 as compared to fiscal 2004 is primarily driven by increased business development and investor relations activities, professional fees and stock-based compensation expense. The Company expects similar levels of general and administrative expenditures in the fiscal year ending May 31, 2006 as compared to fiscal 2005.

INTEREST AND OTHER INCOME

The changes in interest and other income for the fiscal years ended May 31, 2005 and May 31, 2004 are reflected in the following table:

YEAR ENDED (IN THOUSANDS OF CDN$)	2005	2004	INCREASE (DECREASE)
Interest and other income	459	445	14

Interest and other income in fiscal 2005 is slightly higher than fiscal 2004, primarily due to a foreign exchange gain of $64,000 in fiscal 2005 as compared to nil in fiscal 2004. The increase in the foreign exchange gain for the year ended May 31, 2005 is primarily a result of the strengthening of the U.S. dollar relative to the Canadian dollar during this period. While the functional currency of the Company is the Canadian dollar, the Company is holding U.S. dollars in anticipation of the significant U.S. dollar denominated clinical trial costs incurred as a result of the MEND-CABG study. This gain was partially offset by lower interest income due to lower average cash and cash equivalents balance in fiscal 2005 as compared to the prior fiscal year. The Company anticipates that investment income will continue to fluctuate in relation to cash and short term investment balances and interest yields.

RESULTS

The consolidated loss for fiscal years ended May 31, 2005 and May 31, 2004 is reflected in the following table:

YEAR ENDED (IN THOUSANDS OF CDN$ EXCEPT PER SHARE DATA)	2005	2004	INCREASE (DECREASE)
Loss	14,866	5,989	8,877
Loss per share	0.22	0.11	0.11

As discussed above, the consolidated loss resulted mainly from the expansion of the Company's clinical development programs.

As stated above, these results of operations were mainly attributable to the Company's clinical development program and the increased business development activity required to support the program. The Company expects to incur a loss next year as it continues to invest in product research and development.

LIQUIDITY AND CAPITAL RESOURCES

Since inception, the Company has financed its operations from public and private sales of equity, the exercise of warrants and stock options, interest income on funds available for investment and government grants and tax credits.

As at May 31, 2005, the Company had cash and cash equivalents totaling $7,591,000 compared with $19,954,000 at the previous year-end. Subsequent to May 31, 2005, the Company strengthened its cash position by raising gross proceeds of $4,684,950 (before share issuance costs of approximately $440,000) through a private placement of 5,205,500 common shares and warrants to purchase an additional 2,602,750 common shares. The purchase price of the common shares is $0.90 per share, and the warrants are exercisable for a period of five years at an exercise price of $1.18 per share. The financing increased the Company's cash and cash equivalents to $8,450,000 at August 19, 2005.

These funds are invested in short-term interest-bearing securities and as a result management does not believe that the fair value of these investments would be adversely impacted to any significant degree by a fluctuation in market interest rates. The total number of common shares issued and outstanding at May 31, 2005 was 66,826,660 as compared to 66,646,660 at May 31, 2004.

As at August 19, 2005 the Company had 72,032,160 common shares outstanding and has granted 2,519,333 and 2,706,860 options and warrants, respectively, to purchase common shares.

COMMITMENTS

The Company and it's wholly-owned subsidiary, Medicure International Inc. have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the year ended May 31, 2005, the Company incurred an aggregate of $8,985,000 (2004 - $3,953,000) in expenditures under these agreements which is included in research and development expenses in the statements of operations. Expenditures incurred from inception of the agreements to May 31, 2005 total $21,382,000. As at May 31, 2005, the Company is committed to fund a further $2,048,000 related to clinical research agreements with contract research organizations ("CROs") and clinical sites. The contracts with the CROs are payable over the terms of the trials and the timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The Company is also liable for the payment of certain pass through costs. As part of these trials, the Company also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. This "holdback" results in a significant accrual of trial-related expenses during the course of the study, as the expense is recognized for accounting purposes but the cash payment is not made until after the trial is completed. In addition, the Company has committed to fund a further $3,805,000 in research and development activities under two development agreements with CROs. The timing of expenditures and payments is largely at the discretion of the Company and the agreements may be terminated at any time provided thirty (30) days notice is provided. Subsequent to May 31, 2005, the Company amended a development agreement with a third party such that a further $5,000,000 was committed to research and development expenditures.

The Company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the Company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

The Company has granted royalties to an arm's length third party based on future commercial sales of MC-1, aggregating 3% on net sales. To date, no royalties are due and/or payable.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements.

FINANCIAL INSTRUMENTS

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity. The Company has entered into no futures or forward contracts or other derivative instruments as at May 31, 2005.

RELATED PARTY TRANSACTIONS

During the year ended May 31, 2005, the Company paid companies controlled by a director, a total of $244,000 (2004 - $229,000) for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

OUTLOOK

The Company expects to continue to incur operating losses as it proceeds with its clinical and drug discovery programs. Research and development expenses are expected to decrease in fiscal 2006 as compared to fiscal 2005. This decrease in expenditures is expected to result from reduced clinical activity in the first half of fiscal 2006, as the Company anticipates that the majority of the remaining costs for the MEND-CABG and MATCHED Phase II studies will be incurred in the first quarter of fiscal 2006. Should either of these studies be successful, the Company plans on initiating one or more Phase III trials in the second half of fiscal 2006. These are large-scale studies of patients with the targeted diseases, and could cost substantially more than the Phase II trials.

It continues to be the Company's plan to secure a partnership with a large pharmaceutical company for MC-1. Such a partnership would provide funding for clinical development (most specifically Phase III) and a license agreement for the sale and distribution of the Company's lead product in return for milestone payments and product royalties.

The Company believes it has sufficient resources to fund operations into fiscal 2007. However, funding requirements may vary depending on a number of factors including the progress of the Company's research and development programs, the securing of a partnership, the results of preclincal studies and clinical trials and changes in the focus and direction of the Company's product development projects.

Depending upon the results of the Company's research and development programs and the availability of financial resources, the Company could decide to accelerate, terminate, or cut back on certain areas of research and development, or commence new areas of research and development. These are complex decisions with the goal of optimizing investment returns and managing the cash burn rate. The Company does not presently know of any factors that would indicate that a change in strategy is needed in the next year.

The Company's strategic focus will be to move closer to regulatory approval for its lead product, MC-1 and its second product MC-4232, and identify and develop several new drug candidates from the drug discovery group. In order to achieve these objectives, the Company may pursue alliances with healthcare companies that will provide research and development funding. The Company may consider raising additional capital during fiscal 2006 to fund operations over the long term.

RISKS AND UNCERTAINTY

The Company's products and technologies are currently in the research and development stages. The Company does not and may never have a commercially viable drug formulation approved for marketing. To obtain regulatory approvals for the Company's products and to achieve commercial success, human clinical trials must demonstrate that the products are safe for human use and that they show efficacy. Unsatisfactory results obtained from a particular study relating to one or more of the Company's products may cause the Company to reduce or abandon its commitment to that program.

The Company has not to date generated any revenues from sales. The timing of generation of any sales is uncertain. The Company's business, financial condition and results of operations will depend on its ability to obtain additional financing which may not be available under favorable terms, if at all. The ability of the Company to arrange such financing in the future will depend in part upon the prevailing capital market conditions as well as the business performance of the Company. If the Company's capital resources are exhausted and adequate funds are not available, it may have to reduce substantially or eliminate expenditures for research and development, testing, production and marketing of its proposed products, or obtain funds through arrangements with corporate partners that require the Company to relinquish rights to certain of its technologies or products.

This "Management's Discussion and Analysis & Financial Statements" contains forward-looking statements which may not be based on historical fact, including without limitation statements containing the words "believes," "may," "plan," "will," "estimate," "continue," "anticipates," "intends," "expects," and similar expressions. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Such factors include, among others, the Company's stage of development, lack of product revenues, additional capital requirements, risks associated with the completion of clinical trials and obtaining regulatory approval to market the Company's products, the ability to protect its intellectual property and dependence on collaborative partners. These factors should be considered carefully and readers are cautioned not to place undue reliance on such forward-looking statements. The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statements contained herein to reflect future results, events or developments.

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

The accompanying consolidated financial statements of Medicure Inc. and other financial information contained in this annual report are the responsibility of Management. The consolidated financial statements have been prepared in conformity with Canadian generally accepted accounting principles, using Management's best estimates and judgment, where appropriate. In the opinion of Management, these consolidated financial statements reflect fairly the financial position and the results of operations and cash flows of the Company within reasonable limits of materiality. The financial information contained elsewhere in this annual report has been reviewed to ensure consistency with that in the consolidated financial statements. The integrity and objectivity of data in the financial statements and elsewhere in this annual report are the responsibility of Management.

In fulfilling its responsibilities for the integrity of the data presented and to safeguard the Company's assets, Management employs a system of internal accounting controls designed to provide reasonable assurance, at appropriate cost, that the Company's assets are protected and that transactions are appropriately authorized,

recorded, and summarized. This system of internal control is supported by the selection of qualified personnel, by organizational assignments that provide appropriate delegation of authority and division of responsibilities, and by the dissemination of written policies and procedures.

The Board of Directors is responsible for ensuring that Management fulfills its responsibilities for financial reporting and internal controls. The Board carries out this responsibility principally through its independent Audit and Finance Committee, which comprises unrelated and outside directors. The Audit and Finance Committee meets regularly during the year to review significant accounting and auditing matters with Management and the independent auditors and to review the interim and annual consolidated financial statements of the Company.

The consolidated financial statements have been audited by the Company's independent auditors, KPMG LLP Chartered Accountants, which has full and unrestricted access to the Audit and Finance Committee. KPMG LLP's auditors' report on the consolidated financial statements is presented herein.

August 19, 2005

Derek G. Reimer, CA
Chief Financial Officer

Albert D. Friesen, PhD
President & Chief Executive Officer

AUDITORS' REPORT
TO THE SHAREHOLDERS OF MEDICURE INC.

We have audited the consolidated balance sheets of Medicure Inc. as at May 31, 2005 and 2004 and the consolidated statements of operations and deficit and cash flows for the years then ended. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes

examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the company as at May 31, 2005 and 2004 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

"KPMG LLP"
(Signed)

Chartered Accountants
Winnipeg, Canada
June 30, 2005, except as to Note 10, which is as of August 19, 2005

CONSOLIDATED BALANCE SHEETS

(EXPRESSED IN CANADIAN DOLLARS)

MAY 31, 2005 AND 2004

	2005	2004
ASSETS		
Current assets:		
Cash and cash equivalents	$ 7,590,918	$ 19,954,386
Accounts receivable	469,766	278,097
Research advance *(note 6)*	200,000	200,000
Prepaid expenses	398,204	910,337
	8,658,888	21,342,820
Property and equipment *(note 3)*	81,002	66,202
Patent costs, net of accumulated amortization of $101,859 (2004 - $71,981)	1,332,969	976,690
	$ 10,072,859	$ 22,385,712
LIABILITIES AND SHAREHOLDERS' EQUITY		
Current liabilities:		
Accounts payable and accrued liabilities	$ 2,732,754	$ 817,575
Shareholders' equity:		
Capital stock *(note 4)*:		
Authorized:		
Unlimited number of common voting shares		
Unlimited number of class A common voting shares		
Unlimited number of preferred shares		
Issued:		
66,826,660 common voting shares (2004 - 66,646,660)	39,864,296	39,731,296
Contributed surplus *[note 4(c)]*	996,301	491,423
Deficit accumulated during the development stage	(33,520,492)	(18,654,582)
	7,340,105	21,568,137
Nature of operations *(note 1)*		
Commitments and contingency *(note 6)*		
Subsequent events *[note 4(d), 6 and 10]*		
	$ 10,072,859	$ 22,385,712

On behalf of the Board:

Director

Director

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT

(EXPRESSED IN CANADIAN DOLLARS)

YEARS ENDED MAY 31, 2005 AND 2004

	2005	2004
REVENUE:		
Interest and other income	$ 459,197	$ 445,461
EXPENSES:		
General and administrative	2,256,499	1,958,222
Research and development *(note 6)*	13,564,069	4,435,320
Investment tax credits	(553,335)	–
Amortization	57,874	41,005
	15,325,107	6,434,547
Loss for the year	(14,865,910)	(5,989,086)
Deficit accumulated during the development stage, beginning of year	(18,654,582)	(12,665,496)
Deficit accumulated during the development stage, end of year	$ (33,520,492)	$ (18,654,582)
Basic and diluted loss per share	$ (0.22)	$ (0.11)
Weighted average number of common shares used in computing basic and diluted loss per share	66,717,715	55,738,716

CONSOLIDATED STATEMENTS OF CASH FLOWS

(EXPRESSED IN CANADIAN DOLLARS)

YEARS ENDED MAY 31, 2005 AND 2004

	2005	2004
Cash provided by (used in):		
OPERATING ACTIVITIES:		
Loss for the year	$ (14,865,910)	$ (5,989,086)
Adjustments for:		
Amortization of property and equipment	27,996	23,026
Amortization of patent costs	29,878	17,979
Stock-based compensation	504,878	386,048
Change in the following:		
Accounts receivable	(191,669)	(198,553)
Prepaid expenses	512,133	(855,289)
Accounts payable and accrued liabilities	1,915,179	463,667
	(12,067,515)	(6,152,208)
INVESTING ACTIVITIES:		
Acquisition of property and equipment	(42,796)	(21,731)
Patent costs	(386,157)	(231,205)
	(428,953)	(252,936)
FINANCING ACTIVITIES:		
Issuance of common shares, net of share issue costs	133,000	22,229,074
Increase (decrease) in cash and cash equivalents	(12,363,468)	15,823,930
Cash and cash equivalents, beginning of year	19,954,386	4,130,456
Cash and cash equivalents, end of year	$ 7,590,918	$ 19,954,386

SEE ACCOMPANYING NOTES TO CONSOLIDATED FINANCIAL STATEMENTS.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(EXPRESSED IN CANADIAN DOLLARS)

1. NATURE OF OPERATIONS:

The company is engaged in the discovery and development of cardiovascular therapeutics and is currently in the research and development phase of its lead product, MC-1. To date, the company has no products currently in commercial production or use. Accordingly, the company is considered to be a development stage enterprise for accounting purposes. Since September 15, 1997, the date of inception of the company through to May 31, 2005, the company has expended approximately $26,838,000 net of government assistance and investment tax credits, which aggregate approximately $1,003,000, on the research and development of MC-1 and other compounds.

To date, the company has financed its cash requirements primarily through share issuances, investment tax credits, government grants and interest income. The success of the company is dependent on its ability to obtain sufficient funds to conduct its clinical trials and to successfully commercialize its products. Subsequent to May 31, 2005, the company received financing commitments as disclosed in note 10.

2. SIGNIFICANT ACCOUNTING POLICIES:

(a) **Basis of presentation:**

These consolidated financial statements have been prepared in accordance with accounting principles generally accepted in Canada (Canadian GAAP). The measurement principles applied are also in conformity, in all material respects, with accounting principles generally accepted in the United States of America (U.S. GAAP) except as described in note 9 to the consolidated financial statements.

These financial statements have been prepared on a consolidated basis to include the accounts of the company and its wholly-owned subsidiary, Medicure International Inc. All significant inter-company transactions and balances have been eliminated.

(b) **Cash and cash equivalents:**

Cash and cash equivalents include cash on hand and balances with banks as well as highly liquid short-term investments. The company considers all highly liquid short-term investments with terms to maturity when acquired of three months or less to be cash equivalents.

(c) **Property and equipment:**

Property and equipment are stated at cost. Amortization is recorded over the estimated useful life of the assets at the following rates:

ASSET	BASIS	RATE
Computer equipment	Straight-line	25%
Office equipment	Diminishing balance	20%
Scientific equipment	Diminishing balance	20%
Leasehold improvements	Straight-line	20%

(d) **Patents:**

Costs incurred in obtaining patents are capitalized and amortized upon issuance on a straight-line basis over the remaining legal life of the respective patents, being approximately twenty years, or their economic life, if shorter. The cost of servicing the company's patents is expensed as incurred.

2. SIGNIFICANT ACCOUNTING POLICIES *(cont'd):*

(e) Impairment of long-lived assets:

On a regular basis, management reviews the valuation of long-lived assets, which includes property and equipment and patent costs, taking into consideration any events and circumstances which may impact recoverable value. Section 3063 of the CICA Handbook, *Impairment of Long-Lived Assets*, prescribes rigorous principles for the recognition, measurement and disclosure of any impairment of long-lived assets. Management has reviewed the carrying value of the long-lived assets using this guidance and determined no impairment currently exists.

(f) Stock-based compensation:

The company has a stock option plan [note 4(c)] for its directors, management, consultants and employees. During fiscal 2004, the company adopted the new recommendations of the CICA Handbook Section 3870, *Stock-based Compensation and Other Stock-based Payments* for awards granted under its stock option plan to directors, management and employees, effective June 1, 2003. The company had previously adopted the recommendations, as required, for awards granted under its stock option plan to non-employees effective June 1, 2002.

This standard and the amendments require that the fair value method of accounting for stock-based compensation is used to account for all awards of stock or stock options and compensation cost is recognized over the vesting period of the options. The fair value of direct awards is determined based on the quoted market price of the company's common shares and the fair value of stock options and other stock-based payments is determined using the Black-Scholes option pricing model. For stock options granted to June 1, 2003, no compensation expense was recognized when stock or stock options were issued to employees, management and directors. As permitted, the company has applied this change prospectively; accordingly, results from prior years have not been restated.

For the year ended May 31, 2004, the adoption of this new recommendation resulted in an increase in the loss for the year of $181,603 and an offsetting increase to contributed surplus due to the recognition of the fair value of options granted to employees, from that which would have been otherwise recognized.

(g) Government assistance and investment tax credits:

Government assistance toward current expenses is recorded as a reduction against the related expenses in the period they are incurred. Government assistance towards property and equipment is deducted from the cost of the related property and equipment. The benefits of investment tax credits for scientific research and development expenditures are recognized in the period the qualifying expenditure is made, providing there is reasonable assurance of recoverability. Investment tax credits receivable are recorded at their net realizable value.

Investment tax credits are only available on research and development expenditures incurred directly by the company.

(h) Research and development:

All costs of research activities are expensed in the period in which they are incurred. Development costs are charged as an expense in the period incurred unless a development project meets stringent criteria for cost deferral and amortization. No development costs have been deferred to date.

(i) Income taxes:

The company follows the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Future income tax assets and liabilities are measured using enacted or substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on future tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the date of substantive enactment. When realization of future income tax assets does not meet the more likely than not criterion, a valuation allowance is provided for the difference.

2. SIGNIFICANT ACCOUNTING POLICIES *(cont'd):*

(j) Net earnings (loss) per share:

Basic earnings (loss) per share is computed using the weighted average number of shares outstanding during the year including contingently issuable shares where the contingency has been resolved. The diluted per share amounts are calculated based on the weighted average number of common shares outstanding during the period, plus the effect of dilutive common share equivalents such as options and warrants. This method requires that diluted per share amounts be calculated using the treasury stock method, as if all the common share equivalents, where the average market price for the period exceeds the exercise price had been exercised at the beginning of the reporting period, or at the date of issue, if later, as the case may be, and that the funds obtained thereby were used to purchase common shares of the company at the average trading price of the common shares during the period.

(k) Foreign currency translation:

Current assets and current liabilities in foreign currencies have been translated into Canadian dollars at the rates of exchange in effect at the balance sheet date. Income and expense transactions are translated at actual rates of exchange during the year. Exchange gains and losses are included in loss for the year.

(l) Use of estimates:

The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the year. Actual results could differ from those estimates.

3. PROPERTY AND EQUIPMENT:

May 31, 2005	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Computer equipment	$ 75,737	$ 56,332	$ 19,405
Office equipment	41,398	8,048	33,350
Scientific equipment	63,822	43,679	20,143
Leasehold improvements	18,693	10,589	8,104
	$ 199,650	$ 118,648	$ 81,002

May 31, 2004	COST	ACCUMULATED AMORTIZATION	NET BOOK VALUE
Computer equipment	$ 60,924	$ 40,045	$ 20,879
Office equipment	13,415	4,664	8,751
Scientific equipment	63,822	39,092	24,730
Leasehold improvements	18,693	6,851	11,842
	$ 156,854	$ 90,652	$ 66,202

4. CAPITAL STOCK:

(a) Authorized:

The company has authorized share capital of an unlimited number of common voting shares, an unlimited number of class A common shares and an unlimited number of preferred shares. The preferred shares may be issued in one or more series, and the directors may fix prior to each series issued, the designation, rights, privileges, restrictions and conditions attached to each series of preferred shares.

4. CAPITAL STOCK *(cont'd)*:

(b) Shares issued and outstanding are as follows:

	NUMBER OF SHARES	AMOUNT
Common shares:		
Balance at May 31, 2003	38,509,864	$ 17,502,222
Private placement for cash on June 26, 2003 net of share issue costs of $608,960	8,997,632	7,039,408
Exercise of warrants for cash	18,464,164	14,692,251
Exercise of options for cash	675,000	497,415
Balance at May 31, 2004	66,646,660	39,731,296
Exercise of options for cash	180,000	133,000
Balance at May 31, 2005	66,826,660	$ 39,864,296

(c) Options:

The company has a stock option plan which is administered by the Board of Directors of the company with stock options granted to directors, management, employees and consultants as a form of compensation. The number of common shares reserved for issuance of stock options is limited to a maximum of 4,700,000 common shares of the company at any time. The stock options are subject to vesting over a period up to three years.

A summary of the company's stock option plan is as follows:

	2005		2004	
	SHARES	WEIGHTED AVERAGE EXERCISE PRICE	SHARES	WEIGHTED AVERAGE EXERCISE PRICE
Balance, beginning of year	2,307,033	$ 1.11	2,137,033	$ 0.85
Granted	1,075,000	1.18	935,000	1.44
Exercised	(180,000)	0.74	(675,000)	0.74
Cancelled or expired	(829,700)	1.10	(90,000)	1.18
Balance, end of year	2,372,333	$ 1.17	2,307,033	$ 1.11
Options exercisable, end of year	977,334		1,327,032	

Options outstanding at May 31, 2005 consist of the following:

Range of exercise prices	Number outstanding	Weighted average remaining contractual life	Options outstanding weighted average exercise price	Number exercisable
$ 0.70 - 1.65	2,247,333	3.0 years	$ 1.10	852,334
2.45 - 2.50	125,000	4.0 years	2.49	125,000
	2,372,333		$ 1.17	977,334

4. CAPITAL STOCK *(cont'd):*

The compensation expense related to stock options granted under the stock option plan during fiscal 2005 aggregated $504,878 (2004 - $386,048). The compensation expense was determined based on the fair value of the options at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

	2005	2004
Expected option life	4.0 years	5.0 years
Risk-free interest rate	3.61%	3.89%
Dividend yield	–	–
Expected volatility	70.57%	77.30%

The cost of stock-based payments that are fully vested and non-forfeitable at the grant date is measured and recognized at that date. For awards that vest at the end of the vesting period, compensation cost is recognized on a straight-line basis over the vesting period. For awards that vest on a graded basis, compensation cost is recognized on a pro rata basis over the vesting period.

(d) Warrants:

ISSUED (EXPIRY DATE)	ORIGINAL GRANTED	EXERCISED PRICE PER SHARE	MAY 31, 2003	GRANTED (EXERCISED) (CANCELLED)*	MAY 31, 2004	GRANTED (EXERCISED) (CANCELLED)*	MAY 31, 2005
18,461,537 warrants (December 20, 2003)	18,461,537	$ 0.65 - 0.81	18,446,537	(18,336,733) (109,804)*	–	–	–
Private placements: 629,834 units (June 26, 2005)	629,834	1.00	–	629,834 (127,431)	502,403	–	502,403

The warrants were all issued together with common shares either under prospectus offerings or private placements with the fair value of the consideration received under the offerings allocated to the common shares issued. On June 26, 2005, warrants totaling 502,403 remained unexercised and were cancelled by the company.

(e) Escrowed shares:

As at May 31, 2005, the company's transfer agent held nil (2004 - 5,670,236) common shares pursuant to a performance escrow agreement. During the fiscal year ended May 31, 2005, the transfer agent released 5,670,236 common shares as the company had met all required performance conditions pursuant to the performance escrow agreement in previous fiscal years.

5. INCOME TAXES:

Significant components of the company's future tax assets and liabilities are as follows:

	2005	2004
Future tax assets:		
Research and development expenses deductible in future periods for income tax purposes	$ 1,572,000	$ 197,000
Investment tax credits	1,002,000	76,000
Share issue costs	234,000	394,000
Operating losses carried forward	1,340,000	2,240,000
Other	110,000	93,000
	4,258,000	3,000,000
Less valuation allowance	(4,258,000)	(3,000,000)
	$ –	$ –

The reconciliation of the Canadian statutory rate to the income tax provision is as follows:

	YEAR ENDED MAY 31, 2005	YEAR ENDED MAY 31, 2004
Loss for the year:		
Canadian	$ 1,796,998	$ 1,633,921
Foreign	13,068,912	4,355,165
	$ 14,865,910	$ 5,989,086
Canadian federal and provincial income taxes recovery at 37.1% (2004 - 37.1%)	$ 5,518,000	$ 2,223,000
Foreign tax rate differential	(4,524,000)	(1,508,000)
Permanent differences	(196,000)	(150,000)
Change in statutory rates	(68,000)	(284,000)
Valuation allowance	(730,000)	(281,000)
	$ –	$ –

At May 31, 2005, the company has Canadian and Foreign unutilized operating losses carried forward for income tax purposes of $1,854,778 and $26,090,997 respectively. These losses are available to be applied against taxable income of future years up to fiscal 2015.

6. COMMITMENTS AND CONTINGENCY:

(a) The company and its wholly-owned subsidiary, Medicure International Inc., have ongoing research and development agreements with third parties in the ordinary course of business. The agreements include the research and development of MC-1 and its related compounds. During the year ended May 31, 2005, the company incurred an aggregate of $8,984,509 (2004 - $3,953,118) in expenditures under these agreements which is included in research and development expenses in the statement of operations. Expenditures incurred from inception of the agreements to May 31, 2005 total $21,382,128. As at May 31, 2005, the company is committed to fund a further $2,047,682 related to clinical research agreements with clinical research organizations (CROs) and clinical sites. The contracts with the CROs are payable over the terms of the trials and timing of payments is largely dependent on various milestones being met, such as the number of patients recruited, number of monitoring visits conducted, the completion of certain data management activities, trial completion, and other trial-related activities. The company is also liable for the payment of certain pass through costs. As part of these trials, the company also entered into agreements with the clinical sites participating in the trials. These agreements require payments over the course of the study based on various activities being completed by the site, such as patient visits and various testing and measurement activities required per the study protocol. A significant portion of the amounts due to the sites for these activities is not payable until after the completion of the trial. In addition, the company has committed to fund a further $3,805,366 in research and development activities under two development agreements with contract research organizations. The timing of expenditures and payments is largely at the discretion of the company and the agreements may be terminated at any time provided thirty (30) days notice is provided. Subsequent to May 31, 2005, the company amended a development agreement with a third party such that a further $5,000,000 was committed in maximum direct research and development expenditures.

As at May 31, 2005, the company has provided a research advance of $200,000 (2004 - $200,000) to one of the third parties disclosed above, which is non-interest bearing, unsecured and repayable on demand.

The company periodically enters into research agreements with third parties that include indemnification provisions customary in the industry. These guarantees generally require the company to compensate the other party for certain damages and costs incurred as a result of claims arising from research and development activities undertaken on behalf of the company. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions could be unlimited. These indemnification provisions generally survive termination of the underlying agreement. The nature of the indemnification obligations prevents the company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying financial statements with respect to these indemnification obligations.

The company has granted royalties to a third party based on future commercial sales of MC-1, aggregating 3 percent on net sales. To date, no royalties are due and/or payable.

(b) The company leases its premises under an operating lease. Minimum annual rental payments to the end of the lease term are as follows:

2006	$	44,264
2007		33,198
	$	77,462

The annual lease payments are exclusive of maintenance, property taxes, insurance and other operating costs.

7. RELATED PARTY TRANSACTIONS:

During the year ended May 31, 2005, the company paid companies controlled by a director, a total of $243,548 (2004 - $228,794) for office rent, supplies, property and equipment and consulting fees.

These transactions are measured at the exchange amount which is the amount of consideration established and agreed to by the related parties.

8. FINANCIAL INSTRUMENTS:

The fair values of cash and cash equivalents, accounts receivable, research advance and accounts payable and accrued liabilities approximate their carrying values due to their short term to maturity.

9. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES:

The company prepares its consolidated financial statements in accordance with Canadian GAAP, the measurement principles of which, as applied in these consolidated financial statements, conform in all material respects to U.S. GAAP, except as follows:

(a) Patents:

Under Canadian GAAP, the patent costs which relate to products which are subject to research and development activities and have not yet received regulatory approval are included as an asset on the balance sheet. Under U.S. GAAP, amounts paid for intangible assets used solely in research and development activities with no alternative future use should be expensed.

As a result of this difference in treatment, under U.S. GAAP, the patent costs would have been recorded as a component of research and development expense in the year of incurrence. The effect of this difference is that for the years ended May 31, 2005 and 2004, research and development expense would have increased by $386,157 and $231,205, respectively. Under U.S. GAAP, the amortization expense to be added back is $29,878 for the year ended May 31, 2005 (2004 - $17,979).

(b) Scientific equipment:

Scientific equipment acquired solely for research and development activities has been capitalized and amortized over its useful life for Canadian GAAP purposes. Under U.S. GAAP, the cost of this equipment would be charged to research and development expense as incurred as it does not have alternative future use. There were no additions to scientific equipment during the years ended May 31, 2005 and 2004. Amortization of the scientific equipment for Canadian GAAP would be added back to the loss for the period for U.S. GAAP reconciliation purposes. The amortization to be added back for the years ended May 31, 2005 and 2004 is $4,587 and $5,715, respectively.

(c) Stock options – stock-based compensation costs:

For reconciliation purposes to U.S. GAAP, the company has elected to follow the fair value method in accounting for its employee, management and director stock options since inception of the company. Under U.S. GAAP, stock-based compensation to non-employees must be recorded at fair value of the options granted. For stock-based compensation granted to non-employees subsequent to June 1, 2002 and to employees, directors and management subsequent to June 1, 2003, the accounting is consistent under both Canadian GAAP and U.S. GAAP.

The company uses the Black-Scholes option pricing model to determine the fair value of all options granted. This compensation expense would be amortized over the appropriate vesting periods. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2005 and 2004 of approximately $8,392 and $25,588, respectively.

(d) Escrowed common shares:

Under Canadian GAAP, common shares of the company under escrow arrangements are included in capital stock at the time of issuance based on the total number of shares issued and the issuance price. No additional compensation expense is recorded when the common shares are released from escrow. Under U.S. GAAP, the common shares of the company that were previously held in escrow on a time release basis are accounted for in the same manner as under Canadian GAAP. A compensation expense however, would be recorded under U.S. GAAP, upon eligibility for release of the escrowed common shares of the company, where the release is based on performance conditions being met. The compensation expense would be accounted for as the difference between the market value of the company's common shares at the time the common shares are eligible for release from escrow and the price paid per common share at the time of issuance multiplied by the number of common shares released from escrow. To May 31, 2003, performance conditions on all of the common shares under escrow had been met with performance conditions on 1,825,537 of the common shares under escrow met during fiscal 2003. For purposes of reconciliation to U.S. GAAP, the company would record an additional compensation expense for the years ended May 31, 2005 and 2004 of $nil.

(e) Recent accounting pronouncements:

In May 2003, the FASB issued SFAS No. 150, *Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity* (SFAS No. 150). SFAS No. 150 requires that certain financial instruments issued in the form of shares that are mandatorily redeemable as well as certain other financial instruments be classified as liabilities in the financial statements. SFAS No. 150 is effective for financial instruments entered into or modified after May 31, 2003. The adoption of SFAS No. 150 did not and is not expected to have a material effect on the company's consolidated financial statements.

In addition, the FASB and Emerging Issues Task Force (EITF) have issued a variety of interpretations including the following interpretation with wide applicability:

Financial Interpretation No. 46 (FIN 46R), *Consolidation of Variable Interest Entities*, which addresses the consolidation of variable interest entities. The interpretation was effective to the company for U.S. GAAP purposes for the year ended May 31, 2004. To date, the adoption of FIN 46R has not impacted the company's consolidated financial statements.

9. RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLE *(cont'd)*:

(f) Summary:

The impact of measurement differences to U.S. GAAP on the consolidated statement of operations and deficit are as follows:

	YEAR ENDED MAY 31, 2005	YEAR ENDED MAY 31, 2004	CUMULATIVE FROM INCEPTION ON SEPTEMBER 15, 1997 TO MAY 31, 2005
Loss for the period, Canadian GAAP	$ (14,865,910)	$ (5,989,086)	$ (33,520,492)
Adjustments for the following:			
Stock-based compensation (c)	(8,392)	(25,588)	(1,203,880)
Patent costs (a)	(386,157)	(231,205)	(1,414,280)
Amortization of patent costs (a)	29,878	17,979	101,859
Scientific equipment (b)	–	–	(63,822)
Amortization of scientific equipment (b)	4,587	5,715	43,677
Escrowed common share compensation (d)	–	–	(15,061,500)
Loss for the period, U.S. GAAP	$ (15,225,994)	$ (6,222,185)	$ (51,118,438)
Basic and diluted loss per share, U.S. GAAP	$ (0.23)	$ (0.11)	
Weighted average number of common shares	66,717,715	55,738,716	

The impact of measurement differences to U.S. GAAP on the consolidated statements of cash flows are as follows:

	YEAR ENDED MAY 31, 2005	YEAR ENDED MAY 31, 2004	CUMULATIVE FROM INCEPTION ON SEPTEMBER 15, 1997 TO MAY 31, 2005
Operating activities	$ (12,453,672)	$ (6,383,413)	$ (32,080,896)
Investing activities	(42,796)	(21,731)	591,238

The impact of measurement differences to U.S. GAAP described above would result in the consolidated balance sheet items as follows:

	2005	2004
Property and equipment	$ 60,859	$ 41,472
Capital stock and contributed surplus	57,105,431	56,459,161
Deficit accumulated during the development stage	(51,118,438)	(35,892,444)

10. SUBSEQUENT EVENT:

On August 19, 2005, the company raised gross proceeds of $4,684,950 (before share issuance costs of approximately $440,000) through a private placement of 5,205,000 common shares and warrants to purchase an additional 2,602,750 common shares. The purchase price of the common shares is $0.90 per share, and the warrants are exercisable for a period of five years at an exercise price of $1.18 per share. As additional compensation to the placement agent, the company issued warrants to purchase 104,110 common shares exercisable at $1.18 per share. These warrants expire on August 19, 2008.

11. COMPARATIVE FIGURES:

The comparative financial statements have been reclassified from statements previously presented to conform to the presentation of the current year financial statements.

BOARD OF DIRECTORS & CORPORATE GOVERNANCE

In an era of increased attention linked to corporate governance, Medicure Inc. is committed to the highest standards, having adopted formal governance practices in compliance with all requirements relating to corporate governance imposed by applicable Canadian regulatory authorities and those of the United States Securities and Exchange Commission and the American Stock Exchange. We have addressed issues dealing with the responsibility of our Board of Directors and its various committees, along with the operation and governance of the Corporation. We have also paid attention to the independence of the Board from management, the ongoing monitoring of the Board's and management's performance and compensation, the recruitment of new members to the Board, and the appointment and mandate of the various Board committees.

BOARD OF DIRECTORS

- Albert D. Friesen, PhD – Chair
  President & CEO, Medicure Inc.

- William A Cochrane, MD, O.C.*#
  W. A. Cochrane & Associates, Calgary

- Gerald P. McDole, B.Sc., MBA*
  Retired President & CEO, AstraZeneca Canada, Toronto

- Arnold Naimark, MD, O.C., O.M.*†
  Director, Centre for the Advancement of Medicine, Winnipeg

* Independent and unrelated to the Company & member of Audit and Financial Committee, the Executive Compensation and Corporate Governance Committee
† Chair, Executive Compensation and Corporate Governance Committee
\# Chair, Audit and Finance Committee

SCIENTIFIC ADVISORY BOARD

Medicure's Scientific Advisory Board includes some of North America's leading medical and scientific experts in the field of cardiovascular disease. They are:

- Paul Armstrong, MD, Chair, Univ. of Alberta
  Past Member, FDA, Cardio Renal Advisory Board
- Stephen Hanessian, PhD, Univ. of Montreal
- Trevor Hassell, MD, Univ. of Barbados
- Morris Karmazyn, PhD, Univ. of Western Ontario

- John McNeill, PhD, Univ. of British Columbia
- Eldon Smith, MD, Univ. of Calgary
- Pierre Theroux, MD, Univ. of Montreal
- Jeffrey Weitz, MD, McMaster University

MANAGEMENT TEAM

Albert D. Friesen, PhD –
President & CEO

Naranjan S. Dhalla, PhD
Chief Scientific Officer*

K.G. Hidinger, PhD – Vice-President, Clinical Development*

Moray Merchant, MBA –
Vice-President, Market & Business Development

Dawson J. Reimer, MAES –
Vice-President, Operations

Derek G. Reimer, CA –
Chief Financial Officer

Wasimul Haque, PhD
Senior Director of Chemistry*

Jim Diakur, PhD
Associate Director of Chemistry*

Ahmad Khalil, MD, PhD
Director of Scientific Affairs

Deborah A. Douglas, PhD
Director of Physiology*

Hogan Mullally
Manager of Investor and Public Relations

* Drs. Dhalla, Hidinger, Haque, Diakur and Douglas provide their services through a consulting contract with CanAm Bioresearch Inc.

SHAREHOLDER INFORMATION

AUDITORS

KPMG LLP
One Lombard Place
Winnipeg, MB R3B 0X3

TRANSFER AGENT

**Computershare Investor
Services Inc.**
9th Floor, 100 University Avenue
Toronto, ON M5J 2Y1

BANKERS

TD Canada Trust

CORPORATE COUNSEL

Aikins MacAulay & Thorvaldson
30th Floor, 360 Main Street
Winnipeg, MB R3C 4G1

SECURITIES COUNSEL

Lang Michener
BCE Place,
181 Bay Street, Suite 2500
Toronto, ON M5J 2T7

PATENT COUNSEL

Ridout & Maybee
1 Queen Street East, 24th Floor
Toronto, ON M5C 3B1

Merchant & Gould
3200 IDS Centre,
80 South Eighth Street
Minneapolis, MN 55402-2215

INVESTOR RELATIONS
& PUBLIC INQUIRIES

Hogan Mullally
Manger of Investor &
Public Relations
Toll Free: 1-888-435-2220 (x237)
E-mail: hmullally@medicure.com

STOCK LISTINGS

Medicure's shares are listed for
trading on the Toronto Stock
Exchange (TSX), under the
symbol MPH, and on the American
Stock Exchange (Amex) under the
symbol MCU

2005 ANNUAL AND SPECIAL
MEETING OF SHAREHOLDERS

Tuesday, October 25, 2005
11:30 AM Eastern Time
Fairmont Queen Elizabeth
900 René Lévesque Boulevard West
Montréal, Québec, Canada
H3B 4A5





MEDICURE INC.

4 – 1200 Waverley Street
Winnipeg, Manitoba, Canada
R3T 0P4

Toll Free 1.888.435.2220
Tel. 204.487.7412
Fax 204.488.9823

E-mail: info@medicure.com
Web site: www.medicure.com